September 11, 2007

Sandra M. DaDalt, Esq.
Assistant VP and Senior Counsel
Sun Life Insurance & Annuity Co. of New York
One Sun Life Executive Park
Wellesley Hills, Massachusetts 02481

    Re: Sun Life Insurance & Annuity Company of New York
                Sun Life Assurance Company of Canada (U.S.)
                Initial Registration Statement on Form S-3
                File Nos. 333-144903, 333-144908, 333-144911 & 333-144912

Dear Ms. DaDalt:

The staff has reviewed the above-referenced initial registration statements, which the Commission received on July 27, 2007 (each a "New Filing" and, collectively, "New Filings"). You represented that each New Filing is each substantially similar to the initial registration statement filed on Form S-3 with the commission on December 15, 2006. You also represented that each New Filing corresponds to a distinct form of deferred annuity contract ("Contract" and, collectively, "Contracts") through which certain Market Value Adjustment ("MVA") interests are offered. You stated that all of the MVA interests offered through the four Contracts are registered with the SEC on one of two currently effective registration statements (File Nos. 333-133683 and 333-77281). We understand that each of the New Filings corresponds to one of the four Contracts and registers separate, new MVA interests for that Contract as well as a subordinated guarantee specific to that Contract. You requested and we provided a limited review of the New Filings based on the representations in the cover letters for each New Filing. Our comments apply to each New Filing and are as follows:

1.   <u>Facing Page</u>

On the facing page, please insert the words "MVA Depositor/Issuer" between "of" and "Registrant" in the parenthetical directly below the name Sun Life Insurance and Annuity Company of New York ("Sun Life NY"). Include the words "Guarantor" in the same location in the parenthetical under the name Sun Life Assurance Company of Canada (U.S.) ("Sun Life US" or "Guarantor"). Also in footnotes to the registration fee chart, please bold, underline or otherwise highlight the text of the last and first sentences of footnotes (3) and (5), respectively.

2.   <u>Purpose of this Supplement (Supplement, p. 1)</u>

In your response letter to the Staff, please identify the filing registering the Sun Life (U.S.) guarantee on amounts allocated to Guarantee Periods that began before the New Filings are effective. It is the filing you have called a "separate subordinated guarantee that is identical in all relevant respects to which this supplement relates"

3. Available Information (Supplement, p. 3)

Please correct the address for the Securities and Exchange Commission's Public Reference Room in Washington, D.C. That address is 100 F Street, N.E., Washington, D.C. 20549-0102.

4. Additional Undertakings

Please include the following additional undertakings as part of the Item 17 Undertakings or explain to the Staff why Sun Life US and/or Sun Life NY can not do so:

·   During any time there are obligations outstanding and covered by the guarantee issued by Sun Life Assurance Company of Canada (U.S.) ("Guarantor") and filed as an exhibit to this Registration Statement ("Guarantee"), the Guarantor hereby undertakes to provide notice to contract owners covered by the Guarantee promptly after the happening of significant events related to the Guarantee.

·   These events include: (i) termination of the Guarantee that has a material adverse effect on the contract owner's rights under the Guarantee, (ii) a default under the Guarantee that has a material adverse effect on the contract owner's rights under the Guarantee; or (iii) the insolvency of the Guarantor.

5. Miscellaneous

Any exhibits, financial statements and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

6. Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments and correspondence filed with the initial registration statement, in the event the insurance company requests acceleration of the effective date of a pre-effective amendment to the initial filing, it should furnish a letter filed as EDGAR correspondence, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their responsibilities.

* *

Please respond to the comments above with a pre-effective amendment to the registration statement and in a letter to me. If you believe that you do not need to change the disclosure in response to a comment, please indicate that in the letter and explain your position. Please submit your response letter as EDGAR correspondence associated with the initial registration statement you filed.

Although we have completed our initial review of the preliminary draft registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any changes to it. After we have resolved all issues and the pre-effective amendment to the registration statement is duly filed with all appropriate exhibits and financial statements, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date if appropriate.

If you have any questions, you are welcome to call me at (202) 551-6752. Mail should be directed to the Securities & Exchange Commission's new Station Place address at 100 F Street, N.E., Washington, D.C.20549-4644. My facsimile number is (202) 772-9285.

Sincerely,

Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products